Distributable cash flow is used as a supplemental financial measure by management and by external users of our financial statements, such as investors, industry analysts, lenders and ratings agencies, to assess:

- the ability of our assets to generate cash sufficient to support our indebtedness and make future cash distributions to our unitholders; and

- the attractiveness of capital projects and acquisitions and the overall rates of return on alternative investment opportunities.

We believe that the presentation of distributable cash flow in this prospectus provides information useful to investors in assessing our financial condition and results of operations. The GAAP measures most directly comparable to distributable cash flow are net income and net cash provided by operating activities. Distributable cash flow should not be considered an alternative to net income, net cash provided by (used in) operating activities or any other measure of financial performance or liquidity presented in accordance with GAAP. Distributable cash flow excludes some, but not all, items that affect net income or net cash, and our presentation may vary from the presentations of other companies. As a result, our distributable cash flow may not be comparable to similarly titled measures of other companies.

Factors That Affect Our Results

Coal Prices. We attempt to mitigate price fluctuations by executing multi-year sales contracts. Domestic coal prices have weakened due to reduced demand from coal-fired power plants. International prices have also declined as a result of excess supply in the marketplace. We expect this low-price environment to continue in the near term.

Coal Demand. Demand for coal can increase due to unusually hot or cold weather as coal-fired electricity generation rises with greater use of air conditioning or heating. Conversely, mild weather can result in weaker demand for our coal. Adverse weather conditions, such as blizzards or floods, can affect our ability to transport our coal and our customers' ability to take delivery of coal.

Despite the current weakness in international prices, we believe that long-term international demand for thermal and metallurgical coal will continue to increase due primarily to demand from China, India, South Korea, and other Asian countries. As a result of growing international demand, coal prices for thermal coal in the international market have, from time to time, been higher relative to domestic prices and, based on forward price curves, are expected to continue to increase over time. Given our low cost of production and transportation optionality, we believe that we are competitively well positioned to sell and deliver our coal into the international market.

Contract Position. We sell a significant portion of our coal under multi-year sales contracts. Historically, we have marketed our coal principally to electric utilities in the eastern United States. We also export coal into the thermal and metallurgical coal international markets, primarily to Asia, Canada, Europe, India and South America. For the three months ended March 31, 2015 and 2014, we sold approximately 31% and 17%, respectively, of total coal production into international markets. For the years ended December 31, 2014 and 2013, we sold approximately 13% and 20%, respectively, of total coal production into international markets. The following table describes the forecasted contracted position (in millions of tons) of the Pennsylvania mining complex, on a 100% basis, for the years ending December 31, 2015, 2016 and 2017 as of May 11, 2015:

	2015		2016		2017	
	Tons	Estimated Price	Tons	Estimated Price	Tons	Estimated Price
Committed and priced (based on forecasted prices) (1)	23.0	$59.33	13.1	$59.25	7.7	$61.35
As a percentage of total production for the twelve months ending June 30, 2016	93.3%	N/A	53.1%	N/A	31.2%	N/A
Committed and unpriced	0.1	N/A	1.5	N/A	1.0	N/A
As a percentage of total production for the twelve months ending June 30, 2016	0.4%	N/A	6.1%	N/A	4.1%	N/A

(1) For purposes of this table, the forecasted price of each committed contract includes the base price stated in the contract and an estimate of the future adjustments to the contracted base price as set forth in such contract. The adjustment mechanisms reflect (i) variances in the quality characteristics of coal delivered to the customer beyond threshold quality characteristics specified in the applicable sales contract, (ii) the actual calorific value of coal delivered to the customer, and/or (iii) changes in electric power prices in the markets in which our customers operate, as adjusted for any factors set forth in the applicable contract. Each customer contract is different and not all contracts contain adjustments for all of clauses (i), (ii) and (iii).

The forecasted prices set forth in the table above were based in part on certain assumptions made by management. With respect to clause (i) quality characteristics, for 2016 and 2017 we assumed that the coal we will deliver will be within the contract range, and no premiums or penalties relating to the quality of coal delivered are forecasted. For the current year, 2015, we based our assumption on our average monthly forecasted quality numbers generated with our production forecast, created using pre-mining geology and analytical work, to determine the likely penalties and premiums associated with each contract using the average mine quality for tons estimated to be shipped during the time period. With respect to clause (ii) actual calorific value, for 2016 and 2017 we assumed that the coal we deliver will be within the contract range, and no premiums or penalties relating to the calorific value of coal delivered are forecasted. For the current year, 2015, we based our assumption on our average monthly forecasted quality numbers generated with our production forecast, created using pre-mining geology and analytical work, to determine the likely penalties and premiums associated with each contract using the average mine quality for tons estimated to be shipped during the time period. The total current price position for 2015 assumes a total year discount of $0.01 per ton effect on our total 2015 price per ton as shown in the table above.

With respect to clause (iii), the electric power price-related adjustments, if any, result only in positive monthly adjustments to the contracted base price that we receive for our coal. In the table above, the forecasted electric power price-related adjustments represent approximately 3%, 7% and 14% for the years ending December 31, 2015, 2016 and 2017, respectively, of the total committed and priced value included in the table. These adjustments to contracted base prices were estimated using publicly available regional power generation information applicable to the markets in which our customers operate and other internally forecasted information regarding contract specific factors that impact pricing. The key assumptions used for the forecasted electric power price-related adjustments were derived using PJM Western Hub Day-Ahead Calendar Month (Peak and Off-Peak) prices adjusted using management's judgment and historical results. These derived assumptions were held constant in 2015 and 2016 and were increased 3% for 2017. The 2017 increase resulted in a less than 1% increase to the total committed and priced value included in the table. For the three months ended March 31, 2015, the actual prices realized under our contracts that had electric power price-related adjustments exceeded our forecasted price for 2015 as reflected in the table. While management considers the expectations and assumptions regarding forecasted prices, including with respect to forecasted electric power price-related adjustments, to be reasonable, they are inherently subject to business, economic, competitive, regulatory, and other risks and uncertainties, most of which are beyond our control.

Our sales strategy is generally to enter into multi-year sales contracts for the majority of our production. Our average coal sales revenue per ton in the near term may decrease as we replace expiring favorably priced sales contracts with new sales contracts at contractually negotiated market prices. However, we believe that our low-cost operating structure positions us to successfully contract our coal sales at a profitable margin in any price environment in which our competitors also operate.

Our Customers and Contracts

We sell coal to an established customer base through opportunities as a result of strong business relationships or through a formalized bidding process. The following map shows the extensive reach of our market in the eastern United States.


CNXC Customers
Coal Fired Plants with SO2 Controls
CNXC PA Operations
Coal Terminals
Plants without SO2 Controls
Major Railroads by System Name
CSX
Multiple Systems
Norfolk Southern

We refer to the contracts under which coal produced from the Pennsylvania mining complex is sold and which a wholly owned subsidiary of CONSOL Energy administers under the contract agency agreement at our direction as our contracts, even though none of these contracts will be transferred to us in connection with this offering. For additional information on our contract agency agreement, please read "—Our Contract Agency Agreement with CONSOL Energy." The following table describes the forecasted contracted position (in millions of tons) of the Pennsylvania mining complex, on a 100% basis, for the years ended 2015, 2016 and 2017 as of May 11, 2015:

	2015		**2016**		**2017**	
	Tons	**Estimated Price**	**Tons**	**Estimated Price**	**Tons**	**Estimated Price**
Committed and priced (based on forecasted prices) (1)	23.0	$59.33	13.1	$59.25	7.7	$61.35
As a percentage of total production for the twelve months ending June 30, 2016	93.3%	N/A	53.1%	N/A	31.2%	N/A
Committed and unpriced	0.1	N/A	1.5	N/A	1.0	N/A
As a percentage of total production for the twelve months ending June 30, 2016	0.4%	N/A	6.1%	N/A	4.1%	N/A

(1) For purposes of this table, the forecasted price of each committed contract includes the base price stated in the contract and an estimate of the future adjustments to the contracted base price as set forth in such contract. The adjustment mechanisms reflect (i) variances in the quality characteristics of coal delivered to the customer beyond threshold quality characteristics specified in the applicable sales contract, (ii) the

actual calorific value of coal delivered to the customer, and/or (iii) changes in electric power prices in the markets in which our customers operate, as adjusted for any factors set forth in the applicable contract. Each customer contract is different and not all contracts contain adjustments for all of clauses (i), (ii) and (iii).

The forecasted prices set forth in the table above were based in part on certain assumptions made by management. With respect to clause (i) quality characteristics, for 2016 and 2017 we assumed that the coal we will deliver will be within the contract range, and no premiums or penalties relating to the quality of coal delivered are forecasted. For the current year, 2015, we based our assumption on our average monthly forecasted quality numbers generated with our production forecast, created using pre-mining geology and analytical work, to determine the likely penalties and premiums associated with each contract using the average mine quality for tons estimated to be shipped during the time period. With respect to clause (ii) actual calorific value, for 2016 and 2017 we assumed that the coal we deliver will be within the contract range, and no premiums or penalties relating to the calorific value of coal delivered are forecasted. For the current year, 2015, we based our assumption on our average monthly forecasted quality numbers generated with our production forecast, created using pre-mining geology and analytical work, to determine the likely penalties and premiums associated with each contract using the average mine quality for tons estimated to be shipped during the time period. The total current price position for 2015 assumes a total year discount of $0.01 per ton effect on our total 2015 price per ton as shown in the table above.

With respect to clause (iii), the electric power price-related adjustments, if any, result only in positive monthly adjustments to the contracted base price that we receive for our coal. In the table above, the forecasted electric power price-related adjustments represent approximately 3%, 7% and 14% for the years ending December 31, 2015, 2016 and 2017, respectively, of the total committed and priced value included in the table. These adjustments to contracted base prices were estimated using publicly available regional power generation information applicable to the markets in which our customers operate and other internally forecasted information regarding contract specific factors that impact pricing. The key assumptions used for the forecasted electric power price-related adjustments were derived using PJM Western Hub Day-Ahead Calendar Month (Peak and Off-Peak) prices adjusted using management's judgment and historical results. These derived assumptions were held constant in 2015 and 2016 and were increased 3% for 2017. The 2017 increase resulted in a less than 1% increase to the total committed and priced value included in the table. For the three months ended March 31, 2015, the actual prices realized under our contracts that had electric power price-related adjustments exceeded our forecasted price for 2015 as reflected in the table. While management considers the expectations and assumptions regarding forecasted prices, including with respect to forecasted electric power price-related adjustments, to be reasonable, they are inherently subject to business, economic, competitive, regulatory, and other risks and uncertainties, most of which are beyond our control.

The terms of our sales contracts vary significantly by customer, including price adjustment features, price reopener terms, coal quality requirements, quantity adjustment mechanisms, permitted sources of supply, future regulatory changes, extension options, force majeure provisions and termination and assignment provisions. Contract volumes range from a single shipment to multi-year agreements for millions of tons of coal. The average term of our sales agreements is between one to three years. As a normal course of business, efforts are made to renew or extend contracts scheduled to expire. We generally have been successful in renewing or extending contracts in the past; however, there is no guarantee that our efforts in renewing or extending contracts will be successful in the future. For the year ended December 31, 2014, approximately 70% of all the coal produced from the Pennsylvania mining complex was sold under contracts with terms of one year or more.

Substantially all of our multi-year sales contain base prices, subject only to pre-established adjustment mechanisms based primarily on (i) variances in the quality characteristics of coal delivered to the customer beyond threshold quality characteristics specified in the applicable sales contract, (ii) the actual calorific value of coal delivered to the customer, and/or (iii) changes in electric power prices in the markets in which our customers operate, as adjusted for any factors set forth in the applicable contract. The electric power price-related adjustments, if any, result only in positive monthly adjustments to the contracted base price that we receive for our coal. Price reopener provisions are present in several of our multi-year sales contracts. These price reopener